EXHIBIT 99.1

Stantec commits to Carbon Neutrality by 2022 and Net Zero by 2030

EDMONTON, Alberta and NEW YORK, Feb. 11, 2021 (GLOBE NEWSWIRE) -- TSX, NYSE: STN

As part of its continued commitment to industry-leading sustainable practices worldwide, global design firm Stantec today pledged to carbon neutrality by 2022 as a first step in achieving net-zero operations by 2030 across its entire global footprint. In doing so, Stantec continues to demonstrate leadership in aligning itself to the most ambitious aim of the Paris Agreement―to limit global temperature rise to 1.5°C above pre-industrial levels.

Specifically, Stantec has committed to set science-based emissions reduction targets, for all three scopes, in line with 1.5°C emissions scenarios. Furthermore, Stantec has committed to a long-term target to reach net-zero emissions by no later than 2030 in line with the criteria and recommendations of the Science Based Targets initiative.

“We are making this commitment to do our part in protecting communities from the worst impacts of climate change,” said Gord Johnston, Stantec President and Chief Executive Officer. “Our team members apply sustainable best practices to projects around the world daily. By making this pledge we demonstrate that Stantec applies the same passion to address our own impact.”

Stantec anticipates achieving carbon neutrality – beginning with reported 2022 emissions – by meeting emission-reduction targets and addressing remaining emissions through the purchase of renewable energy certificates (or the country-level equivalent) and certified carbon offsets. Carbon neutrality is recognized as an interim step towards the net-zero goal. To meet its net-zero commitment, the organization plans to transition offset purchases to options that directly produce renewable energy or reduce carbon. That transition is anticipated to rely on a combination of traditional and innovative pathways that connect directly to Stantec’s client work and technical expertise.

Besides addressing Stantec’s operational carbon impact, net-zero also represents a significant business opportunity for engineering and design firms, which have the unique ability to lead in defining new innovative solutions for the market. Stantec’s Innovation Office will fund employee-driven research and business solutions that will not only serve as a strategic resource in reducing Stantec’s carbon emissions, but also those of its clients.

A Continued, Industry-Leading Path Around the Globe
In addition to Stantec’s carbon emission targets, the company’s distributed teams are currently supporting clients on widely recognized sustainable projects in a variety of locales:

  Brussels – Stantec is currently managing the European Union’s largest external aid consultancy contract for sustainable energy.
  Ontario – Company practitioners in Ontario, Canada, are helping communities navigate the energy transition by delivering projects like the Gull Bay microgrid which reduces the reliance on diesel fuel for local First Nations communities.
  Ethiopia – Stantec recently designed the 254 MW Genale Dawa III Hydropower project to provide a vital renewable energy source for the region.
  Kentucky – Stantec designed and built an extension to Kentucky's Hatchery Creek, successfully restoring a wildlife ecosystem where fluctuating water levels had once destroyed important trout habitat and spawning areas.
  Denver – Stantec’s buildings teams designed the Denver Water Operations Complex Redevelopment, which serves as a model for water conservation within the built environment.
  New York City – Stantec has been selected to lead design for the Battery Coastal Resilience Project, spanning one third of a mile of waterfront along the 25-acre Battery Park.
  Maryland – In the sphere of Bioenergy, Stantec is the lead designer of the Piscataway Water Resource Recovery Facility in Maryland. The innovative facility closes a nutrient loop converting solids traditionally landfilled to create heat and power, clean gas for municipal use, and nutrient-rich fertilizer.

Stantec’s carbon commitment is the most recent in a series of company milestones related to sustainability. The company was named the fifth most sustainable company in the world and first in North America by Corporate Knights in 2021.

More information on the firm’s sustainable initiatives, projects, and thought leadership can be seen on the company’s website here.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the initiatives and projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the initiatives and projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the initiatives and projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Investor Contact	Media Contact
Tom McMillan	Danny Craig
Stantec Investor Relations	Stantec Media Relations
Ph: 780-917-8159	Ph: 949-923-6085
tom.mcmillan@stantec.com	danny.craig@stantec.com

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Design with community in mind